FG Merger Corp.

104 S. Walnut Street, Unit 1A

Itasca, Illinois 60143

708-870-7365

May 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kyle Wiley
Jeff Kauten

Re:	FG Merger Corp.
Registration Statement on Form S-4
Filed February 1, 2023, as amended
File No. 333-269515

Dear Mr. Wiley and Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant FGMC Merger Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, May 3, 2023, or as soon as practicable thereafter.

Very truly yours,

FG MERGER CORP.

/s/ M. Wesley Schrader
M. Wesley Schrader
Chief Executive Officer

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Giovanni Caruso